UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCH OF COKE-OVEN BATTERY #5
AT MECHEL-COKE

Chelyabinsk, Russia — December 21, 2011 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces the launch of the reconstructed coke-oven battery #5 at Mechel Mining OAO’s subsidiary Mechel-Coke
OOO.
The launch of the facility means that all of Mechel-Coke OOO’s eight coke-oven batteries are now operational. This enables the company to increase production of coke and chemicals and ensure the needs and resource independence for Mechel
Group’s Chelyabinsk Metallurgical Plant and Southern Urals Nickel Plant.
The battery’s annual capacity is 470,000 tonnes of coke, triple the unit’s capacity before it was halted for reconstruction. Once the battery reaches full load, Mechel-Coke will produce over 3.1 million tonnes of coke a year, boosting production by 17%.
As part of the battery’s reconstruction, the plant introduced a computerized central control system of the technological process for all of coke shop #2’s coke-oven batteries.
Special attention was paid to environmental protection measures, which include an autonomous system for dust-free coke distribution, a smoke-free oven loading system, a cap pneumatic compression system for the battery’s gas exhaust columns, highly gastight coke-oven doors, and an automated monitoring system for coke gas combustion processes.
Reconstruction of coke-oven battery #5’s facilities cost a total of 1.8 billion rubles (some 56.2 million US dollars*).
“Gradual modernization of the plant’s production facilities and minimization of its impact on the environment are top priorities for Mechel-Coke OOO’s development program. Over the past five years, four coke-oven batteries were renovated, and a package of environmental protection measures installed. This will enforce our steelmaking enterprises’ independence from outside resources and let us concentrate on producing high-quality coke using the Elga deposit’s coking coal, among others,” Mechel OAO’s Chairman of the Board of Directors Igor
Zyuzin noted.
* According to the Russian Central Bank exchange rate of 32.05 RUR/$ as of
December 21, 2011.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 21, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO